Exhibit 21

Subsidiaries of the Registrant

The Company or one of its wholly-owned subsidiaries owned the following percent of the outstanding common stock, voting securities and interests of each of the corporations listed below as of December 31, 2014:

Name	State or Other Jurisdiction of Incorporation	Percent Owned
Central Pacific Bank	Hawaii	100%
CPB Capital Trust I	Delaware	100	% (1)
CPB Capital Trust II	Delaware	100%
CPB Statutory Trust III	Connecticut	100%
CPB Capital Trust IV	Delaware	100%
CPB Statutory Trust V	Delaware	100%
CPB Real Estate, Inc.	Hawaii	100	% (1)
Citibank Properties, Inc.	Hawaii	100	% (1)
Pacific Access Mortgage, LLC	Hawaii	50%
Gentry HomeLoans, LLC	Hawaii	50%
Haseko HomeLoans, LLC	Hawaii	50%
Island Pacific HomeLoans, LLC	Hawaii	50%

(1) Dissolved in 2014.